Exhibit 99.1

Liberty Defense Holdings, Ltd.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

 _____________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Liberty Defense Holdings Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Liberty Defense Holdings Ltd. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency, and cash flows for the year ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

April 29, 2026

Liberty Defense Holdings, Ltd.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

As at:	Note	December 31, 2025	December 31, 2024
		$	$
Assets
Current assets:
Cash		319,294	1,153,229
Accounts receivable, prepaids and deposits	4	1,248,367	1,664,376
Inventory	6	1,189,910	868,314
Contract costs	17	152,421	268,952
Deferred financing costs	25	803,698	–
		3,713,690	3,954,871
Non-current assets:
Property and equipment	7	671,793	759,937
Intangible assets	8	1,999,132	2,571,693
		2,670,925	3,331,630

Total assets		6,384,615	7,286,501

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	5 & 19	4,882,377	4,155,890
Loans payable	9 & 19	–	100,907
Parabilis term-loan	10	2,622,717	983,476
Factoring and credit line liability	11	779,831	983,671
Deferred revenue	16	95,541	180,000
Lease liabilities	12	235,834	203,443
		8,616,300	6,607,387
Non-current liabilities:
Non-current lease liabilities	12	300,401	505,382
Non-current Parabilis term loan	10	-	938,211
Total liabilities		8,916,701	8,050,980

Shareholders’ deficiency
Share capital	13	51,355,559	40,717,157
Equity reserves	14	6,390,580	4,872,472
Accumulated other comprehensive income (loss)		179,164	(28,896)
Deficit		(60,457,389)	(46,325,212)
Total shareholders’ deficiency		(2,532,086)	(764,479)

Total liabilities and shareholders’ deficiency		6,384,615	7,286,501

Nature of operations and going concern (note 1)

Subsequent events (note 25)

Approved on behalf of the Board of Directors:

"William Frain"	"Jason Burinescu"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

	Note	Year ended December 31,	Year ended December 31,
		2025	2024

Revenue	16 & 17
HEXWAVE revenue		643,479	1,013,546
Contract revenue		854,849	1,425,000
Total Revenue		1,498,328	2,438,546

Cost of revenue
HEXWAVE cost of revenue		2,646,047	2,033,498
Contract cost of revenue		1,778,919	2,081,971
Total cost of revenue		4,424,966	4,115,469

Gross loss		(2,926,638)	(1,676,923)

Engineering and Research and Development Expenses:
Product development & technology costs		320,602	148,675
Salaries and consulting fees	19	1,756,683	1,655,580
Stock-based compensation	14 & 19	15,269	98,008
Depreciation	7	126,045	248,979
Office, rent & administration, travel, and miscellaneous		142,520	116,497

General & Administration Expenses
Salaries and consulting fees	19	2,011,166	1,809,724
Legal and professional fees		673,298	458,390
Stock-based compensation	14 & 19	1,315,491	255,220
Office, rent & administration, travel, and miscellaneous		4,178,182	965,868
		10,539,256	5,756,941

Operating Loss		$(13,465,894)	$(7,433,864)

Other expense:
Other (income) expenses, net		(57,549)	589,550
Interest expense	10 & 11	691,930	808,989
Foreign exchange loss		31,902	12,760
		666,283	1,411,299

Net loss for the year		(14,132,177)	(8,845,163)

Other comprehensive loss
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment		208,060	192,175
Total loss and comprehensive loss for the year		(13,924,117)	(8,652,988)

Weighted average number of common shares outstanding
Basic and diluted		1,346,852	381,350
Loss per share
Basic and diluted loss per common share	15	(10.49)	(23.19)

The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.

Consolidated Statements of Changes in Shareholders' Deficiency

(Expressed in U.S. dollars, except number of shares)

	Note	Number of common shares	Share capital	Equity reserves	Share subscriptions received in advance	Accumulated other comprehensive income (loss)	Deficit	Total
		#	$	$	$	$	$	$
Balance as at December 31, 2023		323,174	32,565,254	4,146,489	224,915	(221,071)	(37,480,049)	(764,462)

Issue of private placement, net of share issue cost	13	601,427	7,478,484	–	(224,915)	–	–	7,253,569
Fair value of warrants allocated to share capital on expiry	14	–	312,815	(312,815)				–
Residual value allocated to warrants	13	–	(562,251)	562,251	–	–	–	–
Residual value of warrants exercised	13	–	15,275	(15,275)	–	–	–	–
Fair value of broker warrants allocated to share capital	14	–	(393,138)	393,138	–	–	–	–
Warrants exercised for cash	13	1,333	87,367	–	–	–	–	87,367
Shares issued on debt settlement	13	34,722	927,332	–	–	–	–	927,332
Restricted share units issued	13	2,263	286,019	(286,019)	–	–	–	–
Stock based compensation	14	–	–	384,703	–	–	–	384,703
Foreign currency translation adjustment		–	–	–	–	192,175	–	192,175
Loss for the period		–	–	–	–	–	(8,845,163)	(8,845,163)

Balance as at December 31, 2024		962,919	40,717,157	4,872,472	–	(28,896)	(46,325,212)	(764,479)

Issue of private placement, net of share issue cost	13	688,282	7,338,010	–	–	–	–	7,338,010
Warrants exercised	13	240,718	3,428,671	–	–	–	–	3,428,671
Residual value allocated to warrants	13	–	(379,435)	379,435	–	–	–	–
Restricted shares units exercised	13	4,758	383,471	(383,471)	–	–	–	–
Fair value of broker warrants allocated to share capital	14	–	(143,521)	143,521	–	–	–	–
Fair value of warrants allocated to share capital on expiry	14	–	11,206	(11,206)	–	–	–	–
Stock based compensation	14	–	–	1,389,829	–	–	–	1,389,829
Foreign currency translation adjustment		–	–	–	–	208,060	–	208,060
Loss for the year		–	–	–	–	–	(14,132,177)	(14,132,177)

Balance as at December 31, 2025		1,896,677	51,355,559	6,390,580	–	179,164	(60,457,389)	(2,532,086)

The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

		Year Ended December 31,
	Note	2025	2024
		$	$
Cash (used in) provided by:

Operating activities:
Loss and comprehensive loss for the year		(14,132,177)	(8,845,163)
Items not involving cash:
Lease liability interest	12	44,882	69,652
Accrued interest	10	384,047	294,304
Depreciation	7	252,613	396,315
Amortization recorded in cost of revenue	8	519,052	922,221
Accounts receivable write-off	4	13,910	-
Loss of settlement of debt		–	563,996
Loss on disposal of lease	7	(18,514)	29,233
Loss on disposal of PP&E	7	8,453	-
Stock based compensation	14	1,389,829	384,703
Impairment of inventory	6	475,024	233,568
Impairment of contract costs		192,951	115,730
Factoring fees	11	–	289,684
Credit line Parabilis interest and fees	11	169,279	74,449
Foreign exchange		–	230,974
Changes in non-cash working capital	18	(648,428)	(1,228,930)
Cash used in operating activities		(11,349,079)	(6,469,264)

Investing activities:
Additions to intangible assets	8	–	(27,111)
Acquisition of equipment	7	(87,119)	(94,106)
Cash used in investing activities		(87,119)	(121,217)

Financing activities:
Proceeds from issuance of units, net of share issue costs	13	7,338,010	6,989,017
Proceeds from working capital loans - Related Parties	9	–	82,000
Repayment of working capital loans - Related Parties	9	(74,657)	(71,485)
Proceeds from working capital loans	9	–	927,555
Repayments from working capital loans	9	(26,250)	(1,274,405)
Proceeds from Parabilis Term Loan	10	650,000	1,800,000
Repayments on Parabilis Term Loan	10	(333,017)	-
Proceeds from factoring and credit lines	11	683,018	1,551,166
Repayments on factoring and credit lines	11	(1,056,137)	(2,038,975)
Repayment of CEBA loan	9	–	(30,121)
Proceeds from warrants exercised	13	3,428,671	87,367
Payment of deferred financing fees	25	(37,447)	–
Lease receivable collected	12	–	7,048
Repayment of leases liabilities	12	(198,958)	(247,412)
Cash provided by financing activities		10,373,233	7,781,755

Effect of foreign exchange rate changes on cash		229,030	(39,008)
Effect of foreign exchange rate changes on cash		229,030	(39,008)

(Decrease) increase in cash		(833,935)	1,152,266
Cash, beginning of the year		1,153,229	963
Cash, end of the year		319,294	1,153,229

Supplemental Disclousure with Respect to Cash Flow (Note 18)

The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

1.	Nature of operations and going concern

Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on NASDAQ (NASDAQ: DETX), the TSX Venture Exchange (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act (Ontario) on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia).

The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.

The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.

Going concern

These audited consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company incurred in a total loss during the year ended December 31, 2025, of $14,132,177 and had cash outflows from operating activities of $11,349,079. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. As of April 29, 2026, the company has raised adequate financing through an initial public offering with a total offering of $19,999,925. The Company believes that the adequate amount of financing is sufficient to sustain operations for the next twelve months.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS.

These consolidated financial statements were approved for issuance by the Board of Directors on April 29, 2026.

(b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Functional and presentation currency

The functional currency of the Company is the Canadian dollar and the functional currencies of its subsidiaries are outlined in Note 2(d), and the presentation currency of these consolidated financial statements is the U.S. dollar (“USD”); therefore, references to $ means USD and CAD$ are to Canadian dollars.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

2.	Basis of presentation (continued)

(d)	Basis of consolidation

These consolidated financial statements include the financial statements of Liberty Defense Holdings, Ltd., and the entities controlled by the Company (its subsidiaries), as follows:

	Place of	Functional	Beneficial
Subsidiary	Incorporation	Currency	Interest
Liberty Defense Technologies, Inc. (“LDT”)	United States	USD	100%
LDH GS Amalco Corp. (“LDH”)	Canada	CAD	100%
DrawDown Detection, Inc. (“DDD”)	Canada	CAD	100%
DrawDown Technologies, Inc. (“DDT”)	United States	CAD	100%

Control exists when the Company has power over an investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns. All intercompany balances and transactions have been eliminated upon consolidation.

(e)	Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS, requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Functional currency

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the Company, LDH Amalco, DDD and DDT as the Canadian dollar (CAD$). The functional currency of LDT is USD. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsider the functional currency if there is a change in events and conditions that determined the primary economic environment.

Estimated useful lives and depreciation and amortization of property and equipment and intangible assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of economic useful lives, which are determined through the exercise of judgment. Should the economic useful life, or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statement of loss and comprehensive loss on a prospective basis.

Impairment of intangible assets and other long-lived assets

Significant estimates and judgments are required in testing intangible assets and other long-lived assets, including right-of-use assets, for impairment. Management uses estimates or exercises judgment in assessing indicators of impairment, defining a CGU, forecasting future cash flows, estimating replacement cost models, and in determining other key assumptions such as discount rates and earnings multipliers used for assessing fair value (less costs of disposal) or value in use.

Stock based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

2.	Basis of presentation (continued)

(e)	Critical accounting estimates and judgments (continued)

Treatment of development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 – Intangible Assets are met. Management will use significant judgement to determine if the intangible asset is either in the research, development, or commercialization phase. As the asset moves from the research to development phase, criteria are required to prove that the asset is in the development phase. This includes the intangible asset being technically, and economically feasible, the intangible asset is intended to be complete, has the ability to be sold, show that it will generate future economic benefits, the Company has adequate technical, financial, and other resources to complete the development, and the intangible asset has the ability to measure reliability the expenditure attribute to the intangible asset during its development. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible and is in the development phase. Costs associated in the development phase that would be considered additions include labor associated with the design, construction, and testing of the pre-production or pre-use of the prototypes and models, tools, dies involving new technology, construction, and testing of a chosen alternative for new or improved materials, devices, products, processes, systems, or services.

Warranty provisions

Warranty provisions are recognized for the future obligations to provide services for the repairs and maintenance of products sold to customers. The Company assesses its warranty provision based on experience. The actual costs incurred may differ from those amounts estimated.

Right of returns

The Company estimates sales returns based on historical return patterns, current sales performance, and management’s expectations regarding future returns. These estimates require the use of judgment and are updated regularly to reflect the most current trends and information available. Although the Company does not have a return policy in place, it recognizes a refund liability for the expected value of returned goods. Correspondingly, an asset is recognized for the right to recover products from customers upon settling the refund liability. Returned products are subsequently resold to other customers where applicable.

Lease

The right of use assets and liabilities are measured at the present value of future lease payments discounted using the rate implicit in the lease or incremental borrowing rate for the Company if the rate implicit in the lease is not readily determined. These assumptions will impact the valuation of right of use assets and liabilities and finance cost.

Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment to interpret legislation and to apply those findings to the Company’s transactions.

Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgements are made as to whether future taxable profits will be available to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, prices, operating costs, and other capital management transactions. These judgments and estimates are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

2.	Basis of presentation (continued)

(e) Critical accounting estimates and judgments (continued)

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management has applied judgment in the assessment of the Company’s ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the end of the reporting period. Given the judgment involved, actual results may lead to a materially different outcome.

Contract revenue recognition

Contract revenue is recognized once the Company transfers control of goods and services and satisfies performance obligations. The continuous transfer of control of goods and services to the customer is often supported by the customer’s physical possession or legal title to the work in process, as well as contractual clauses that provide the Company with a present right to payment for work performed to date. As a result, significant assumptions are used to determine when these performance obligations are satisfied. Changes to these assumptions could impact the revenue recognized during the reported period.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), estimated cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between cost and net realizable values.

Contract costs

Deferred costs of sales are recorded at the lower of cost and net realizable value. Management applies judgment and estimates in determining costs that are incurred in the current reporting period but are to be allocated to future performance obligations.

3.	Material Accounting Policy Information

(a)	Cash

Cash consists of cash on hand and demand deposits.

(b)	Foreign currency transactions

The financial statements of entities with functional currencies other than U.S. dollars are translated into U.S. dollars for presentation purposes as follows:

•	Assets and liabilities are translated at the closing rate at the date of that statement of financial position
•	Income and expenses and other comprehensive income are translated at exchange rates at the date of the transaction
•	All resulting exchange differences are recognized in other comprehensive loss.

Transactions in currencies other than the functional currency of an entity are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Foreign currency translation differences arising on translation into the functional currency of an entity are recognized in the consolidated statement of loss and comprehensive loss.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(c) Inventory

The Company’s inventory consists of raw materials, work-in-process (“WIP”) and finished goods. The costing method the Company uses is weighted average. Inventories are measured at the lower of cost and net realizable value. The cost of WIP and finished goods includes the cost of raw materials and cost of conversion. The cost of conversion includes costs directly related to the units of production, such as direct labor, and fixed and variable production overheads, based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management evaluates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

(d) Property and equipment

Property and equipment are carried at cost, less accumulated depreciation, and accumulated impairment losses, if any. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Property and equipment with an original cost of $5,000 or less is expensed on acquisition. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset	Life
Leasehold improvements	The term of the lease
Equipment	Three to seven years
Prototypes and demo units	One to five years

Prototypes are internally generated assets used as a preliminary model for development of the Company’s product. Incurred costs on these prototypes are initially accounted for as construction in process (“CIP”) and includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Once the prototypes being built are completed and functional, the CIP is transferred to fixed assets and begins depreciation on a straight-line basis over the estimated useful life.

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate.

If any, gains, and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized net within other income (expense) in the consolidated statement of loss and comprehensive loss.

(e) Intangible assets

Intangible assets can be acquired by separate purchases, as part of a business combination, by government grant, by exchange of assets and by self-creation.

Research and development costs

Expenditure in research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the consolidated statement of loss and comprehensive loss as an expense when incurred.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(e) Intangible assets (continued)

Research and development costs (continued)

Expenditure in development activities where research results are used in planning and designing the production of new or substantially improved products and processes is recognized as an intangible asset if the product or process is technically and commercially feasible, if there is an intention and ability to complete the project and then use or sell it and expect economic benefits from the project, if the Company has sufficient resources to complete development and if it is able to measure reliably the cost during development. The recognized expenditure incurred includes not only the costs caused by its production and indirect costs that can be attributed to it and recognized by the market but also the cost of borrowing in relation to its acquisition.

On initial recognition, an intangible asset is measured at cost. After initial recognition, the Company monitors intangible assets according to the cost model, whereby their cost is decreased by any accumulated depreciation and any accumulated impairment losses.

Amortization

Intangible assets are classified as those with finite useful lives and those with indefinite useful lives. The carrying amount of an intangible asset with a finite useful life is reduced by depreciation and impairments. Depreciation of intangible fixed assets begins to be calculated when the asset is available for use. The adequacy of the depreciation period and the depreciation method are reviewed at least at each financial year-end. Any adjustments necessary are accounted for as a change in an accounting estimate.

Depreciation is calculated on a straight-line basis, beginning the following day in the month when the asset is available for use over the life of the asset. The useful lives of the assets will vary depending on the analysis conducted and comparable assets will be taken into consideration. The current useful lives are as follows:

Asset	Life
MIT License	Fourteen years
Battelle License	Three years
Intellectual Property	Seven years

Intangible assets with indefinite useful life are tested for impairment at least on the balance sheet date. These assets are not subject to amortization. The useful life is reassessed to determine whether the assets need not be treated as having finite useful life, and the effect is accounted as a change in an accounting estimate.

(f) Warranty provision

The Company provides product warranties on certain products pursuant to the contract and purchase orders and makes provision for the anticipated cost of these warranties through cost of sales; this provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(g) Refund liabilities

The Company recognizes a refund liability when it receives consideration from a customer and expects to refund some or all of that consideration.

In accordance with IFRS 15, revenue is recognized only for the portion of consideration the Company expects to be entitled to, excluding amounts anticipated to be refunded. A refund liability is measured at the amount of consideration the Company expects to refund to customers.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(g) Refund liabilities (continued)

Simultaneously, the Company recognizes an asset for its right to recover products from customers upon settling the refund liability. This asset is measured at the carrying amount of the inventory expected to be returned, adjusted for any expected costs to recover the goods and potential impairment.

At each reporting period, the Company updates the measurement of the refund liability and the corresponding asset to reflect changes in expectations about the amount of refunds and returns.

(h) Impairment of non-financial assets

Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

(i) Financial instruments

The Company recognizes financial assets and liabilities on its financial statements when it becomes a party to the contract creating the asset or liability.

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred. The classification of the Company’s financial instruments is as follows:

Financial assets/liabilities	Classification IFRS 9
Cash	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Parabilis line of credit	Amortized cost
Parabilis term loan	Amortized cost
Lease liabilities	Amortized cost

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that meet the following conditions are measured at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through other comprehensive income (“FVTOCI”) (continued)

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not have any financial assets classified as FVTOCI.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. The repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial instruments designated as hedging instruments

The Company does not currently apply, nor has it historically applied, hedge accounting to financial instruments.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(j) Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(j) Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k) Share capital

Common shares are classified as equity. Transactions costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

(l) Share-based payments

The Company grants restricted share units, deferred share units, and stock options and performance shares to directors, officers, and consultants pursuant to a Omnibus Equity Incentive Plan described in Note 13. The Company uses the fair value method to account for all share-based awards granted, modified, or settled, and the Black-Scholes Option Pricing Model to determine the fair value of stock options granted. As such, a share-based payment is recorded based on the estimated fair value of options with a corresponding credit to equity reserves. Any consideration received plus the amounts recognized in the equity reserves will be transferred to share capital on the exercise of stock options. The amounts remain in equity reserves for stock options which expire unexercised. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of share options that will eventually vest are accounted for prospectively. Options issued to non-employees are valued based on the fair value of the services provided unless the fair value of the services provided cannot be measured reliably, in which case, the fair value is measured by reference to the fair value of the equity instruments granted.

(m) Warrants issued in equity financial transactions

The Company uses the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the quoted bid price on the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants on exercise is recorded as equity. If warrants issued to brokers or finders are subsequently cancelled or expire without being exercised, then the historical fair value of the equity reserve is transferred from reserve to share capital. If the warrants are exercised the related reserves are reclassified from reserves to share capital.

(n) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period adjusted for own shares held. Diluted EPS per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(o) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option, or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the statement of loss and comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

Leases for which the Company is a lessor, are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(o) Leases (continued)

When the Company is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to reporting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Short-term leases and leases of low-value assets:

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(p) Revenue recognition

Contract Revenue:

When determining the proper revenue recognition methods for contracts, the Company will evaluate each contract to determine if it meets the recognition criteria. A contract will be identified if both parties to the contract have approved the contract and are committed to perform their respective obligations, each party’s rights and payment terms can be identified regarding the goods or services to be transferred, and collectability of consideration is probable.

Performance obligations are determined throughout each contract. The Company’s contracts are based on a specific set of tasks that are identified and agreed upon, as well as the transaction price is determined and agreed upon between both parties. Each contract accounts for the timing of these tasks at different points, either on completion of a task or on a monthly/quarterly basis. The total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

The Company typically transfers control of goods and services, and satisfies performance obligations, over time. Therefore, the Company recognizes revenue over time as these performance obligations are satisfied. This continuous transfer of control to the customer is often supported by the customer’s physical possession or legal title to the work in process, as well as contractual clauses that provide the Company with a present right to payment for work performed to date. These costs include labor, materials, other direct and allocations of indirect costs.

The transaction price is determined by considering the terms of the contract. Typically, the contracts the Company enters into are contracts that already have a fixed price set to them. These contracts still go through a significant amount of consideration and estimates to provide the transaction price. When determining the transaction price, or work to be completed in the transaction price, estimates of labor, material, travel, other direct costs, and indirect costs are considered. Costs that the Company will recognize as expense are general and administrative costs (besides the costs explicitly chargeable to the contract), costs of wasted materials labor and other resources, costs related to satisfied performance obligations, and all costs for which an entity cannot distinguish whether the costs relate to unsatisfied performance obligations or to satisfied performance obligations.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(p) Revenue recognition (continued)

HEXWAVE units:

Revenue arising from the sale of HEXWAVE units is recognized as the Company fulfills its performance obligations upon delivery and successful commissioning of the product to the customer. Additionally, the Company generates revenue through other streams related to HEXWAVE technology, including annual subscriptions, maintenance subscriptions, installation, training services, and extended warranties. The annual subscriptions include algorithm and software updates that are pushed directly to the customer. Any customized algorithm would not be included. Maintenance services would include preventative servicing, and labour and parts. Each unit sold comes with a one-year warranty, annual subscription, and maintenance services. Additional warranty, annual subscriptions, and maintenance services can be purchased for additional years. Revenue from upfront sales of HEXWAVE units is initially recorded as deferred revenue until the obligation of shipment and delivery is fulfilled. Subsequently, upon meeting this obligation, the deferred revenue is recognized as earned revenue, net of provisions for estimated sales return. In regard to warranty, actual costs are charged against the provision incurred for the first year. If an extended warranty is purchased, the warranties are recognized over the warranty period, reflecting the service provided to the customer. Extended maintenance revenue is recognized on a straight-line basis over the twelve-month service period.

(q) Contract costs

Under contract revenue arrangements, the Company incurs costs in advance of recognizing revenue. These costs are recorded as contract costs and carried forward until the related revenues are recognized, at which time it is expensed. Deferred cost of sales is recorded at the lower of cost and net realizable value.

(r) Factoring arrangements

The Company engages in factoring arrangements as a means of managing its accounts receivable and optimizing its working capital. Under these arrangements, the Company sells certain accounts receivable to a third-party financial institution (the 'Factor'). Upon entering into a factoring arrangement, the Company recognizes a financial asset for the rights to receive cash flows from the factored receivables if and only if derecognition conditions are met. In cases where derecognition criteria are not met, the Company continues to recognize the financial asset in its entirety and recognizes a corresponding financial liability for the consideration received.

The Company evaluates whether derecognition criteria are met, considering the nature of the contractual rights and obligations. If the Company retains substantially all the risks and rewards of ownership of the transferred asset, the financial asset is not derecognized. Consequently, the associated liability is measured at fair value reflecting the rights and obligations retained by the Company.

The Company continues to recognize the financial asset and associated liability at each reporting period. Any income on the transferred asset and any expense incurred on the financial liability, including associated financing fees or discounts, are recognized in subsequent periods over the term of the factoring arrangement.

(s) Changes in accounting standards

The Company has not adopted any other new standards in fiscal 2025. The Company is evaluating the impact of standards and interpretations that have been issued, but are not yet effective, up to the date of issuance of the consolidated financial statements. The adoption of these standards and interpretations are not expected to have a material impact on the consolidated financial statements.

The Company did not encounter any material effects from the implementation of these new standards or amendments in 2025.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

3.	Material Accounting Policy Information (continued)

(s) Changes in accounting standards (continued)

The following new standards and amendments were issued but not yet effective.

•	On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

The Company is currently assessing the impact that, IFRS 18, will have on its consolidated financial statements.

4.	Accounts Receivable, Prepaids and Deposits

	December 31, 2025	December 31, 2024
Trade accounts receivables	$470,263	$130,000
Other accounts receivables	114,980	125,148
Prepaids and deposits	663,124	1,409,228
	$1,248,367	$1,664,376

The Company provides credit to its customers in the normal course of business and has mitigated this risk by managing and monitoring the underlying business relationships. The Company recognized $13,910 in expected credit losses during the year ended December 31, 2025 (December 31, 2024 - $nil).

5.	Accounts Payable

	December 31, 2025	December 31, 2024
Accounts payable	$2,546,832	$2,406,746
Accrued liabilities	2,335,545	1,749,144
	$4,882,377	$4,155,890

Accounts payable of the Company relates to amounts owed to suppliers for goods and services, as well as vendors in relation to legal services, consulting, and credit cards payable. Accrued liabilities of the Company are principally comprised of amounts professional fees, payroll-related obligations, professional fees, royalties, warranty provision, and other expenses incurred but not yet invoiced as of the reporting date.

Amounts payable to Viken were due within 120 days and bear interest at a rate of 1.5% per month on any overdue balances. The decrease in the balance payable primarily relates to payments made under the Viken arrangement during the year ended December 31, 2025. As at December 31, 2025, the amount due to Viken is $510,000 (December 31, 2024 - $1,160,000). Subsequently, on March 19, 2026, an amendment was signed, requiring the Company to pay the balance on the sooner of the date which the common share or the Holdings first commences on the NASDAQ Stock market and March 31, 2026.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

5.	Accounts Payable (continued)

Additionally, the amendment applied an additional interest expense of $93,379 bringing the total balance payable to $603,379. As of April 29, 2026, the balance due has been paid and is $nil.

As at December 31, 2025, the Company recognized deferred financing costs of $803,698 (December 31, 2024 – $nil) related to its initial public offering on the Nasdaq Capital Market (note 25), which are payable in April 2026.

6.	Inventory

	December 31, 2025	December 31, 2024
Raw materials	$532,604	$211,553
Work-in-progress	283,656	128,761
Finished goods	124,550	-
Right of return on finished goods	249,100	528,000
	$1,189,910	$868,314

The Company reclassified finished goods inventory of $85,803 (December 31, 2024 - $nil) to property and equipment related to HEXWAVE demo unit. The Company reclassified work-in-progress assemblies of $nil (December 31, 2024, $48,185) to property and equipment related to the engineering demo HEXWAVE unit.

During the year ended December 31, 2025, the Company recognized an impairment expense of $475,024 (December 31, 2024 - $233,568).

During the year ended December 31, 2025, the Company expensed $976,050 of inventory to HEXWAVE cost of revenue (December 31, 2024, $1,799,930).

During the year ended December 31, 2025, the Company recognized $271,036 of warranty provision expense to HEXWAVE cost of revenue (December 31, 2024, $62,390).

During the year ended December 31, 2025, the Company recorded $53,509 of amortization capitalized to inventory (December 31, 2024, $125,783).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

7.	Property and Equipment

The continuity of the Company’s property and equipment is as follows:

	Equipment	Right of Use Asset	Prototype & Demo Untis	Construction in Process	Total
Cost
At December 31, 2023	$223,013	$1,186,874	$843,314	$51,205	$2,304,406
Additions	25,241	-	48,185	68,183	141,609
Disposals	-	-	(116,933)	-	(116,933)
At December 31, 2024	$248,254	$1,186,874	$774,566	$119,388	$2,329,082
Additions	-	-	-	87,119	87,119
Transfers	-	-	292,310	(206,507)	85,803
Disposals	(8,453)	-	-	-	(8,453)
At December 31, 2025	$239,801	$1,186,874	$1,066,876	$-	$2,493,551

Accumulated Depreciation
At December 31, 2023	$130,776	$427,563	$702,191	$-	$1,260,530
Depreciation for disposal	-	-	(87,700)		(87,700)
Depreciation for the year	58,788	189,499	148,028	-	396,315
At December 31, 2024	$189,564	$617,062	$762,519	$-	$1,569,145
Depreciation for disposal	-	-	-		-
Depreciation for the period	22,791	193,417	36,405	-	252,613
At December 31, 2025	$212,355	$810,479	$798,924	$-	$1,821,758

Net Book Value
At December 31, 2024	$58,690	$569,812	$12,047	$119,388	$759,937
At December 31, 2025	$27,446	$376,395	$267,952	$-	$671,793

During the year ended December 31, 2025, equipment depreciation recorded to cost of revenue was $126,568 (December 31, 2024 - $147,336).

During the year ended December 31, 2025, the Company disposed of assets with a carrying value of $8,453 (December 31, 2024 - $29,233) for $nil proceeds (December 31, 2024 - $nil).

8.	Intangible Assets

The continuity of the Company’s intangible assets is as follows:

	MIT licenses	Battelle license	Intellectual property	Total
Balance, December 31, 2023	$407,117	$223,250	$2,636,436	$3,266,803
Additions	-	227,111	-	227,111
Amortization	(34,108)	(450,361)	(437,752)	(922,221)
Balance, December 31, 2024	$373,009	$-	$2,198,684	$2,571,693
Additions	-	-	-	-
Amortization	(34,108)	-	(538,453)	(572,561)
Balance, December 31, 2025	$338,901	$-	$1,660,231	$1,999,132

Intangible assets including MIT license and Battelle license, encompassing payments in connection to reimbursement of global patent filing costs and annual maintenance fees. Additionally, intellectual property was generated through the reverse take over (“RTO”) transaction closed during the year ended December 31, 2021, and became ready for use during the year ended December 31, 2022. The remaining useful life of the intangible assets are as follows: MIT license 10 years, Battelle license nil years, and intellectual property 3 years.

During the year ended December 31, 2025, $519,052 of amortization expense was allocated to HEXWAVE cost of revenues (December 31, 2024 - $796,438).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

8.	Intangible Assets (continued)

(a) MIT License Agreements

The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.

The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is 10 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable), $200,000 for 2025 (payable), and $350,000 for 2026 and thereafter; and 2) a royalty of 5.7% of all gross amount billed licensed products (HEXWAVE) of the Company.

During the year ended December 31, 2025, the Company accrued royalty payments of $44,916 (December 31, 2024, $105,993).

(b) Battelle Memorial License Agreement

On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.

As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Under the Battelle License Agreement, the Company shall pay a five percent royalty on gross sales less any returns, repayments, or rejections, that pertain to the production utilizing the license agreement (HD-AIT), and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.

During the year ended December 31, 2025, the Company accrued royalty payments of $nil (December 31, 2024, $nil).

The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

8.	Intangible Assets (continued)

(b) Battelle Memorial License Agreement (continued)

Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (paid)	100,000
Year 2024 (paid)	200,000
Year 2025 and each year thereafter (payable)	200,000

The Company is obligated reimburse Battelle for ongoing patenting expenses, as well as past patenting expenses in the total amount of $50,000, from which $50,000 has been paid.

As at December 31, 2025, the Company has a balance payable of $200,000 (December 31, 2024, $290,566).

9.	Loans Payable

(a) Related Party Loans

During the year ended December 31, 2025, the Company did not receive any working capital loans from related parties. The Company did receive working capital loans from related parties during the fiscal year ended December 31, 2024. These loans, unsecured and non-interest bearing, lack specified maturity dates. As of December 31, 2025, all loans were fully repaid.

Amounts
Balance, December 31, 2023	$328,693
Additions	82,000
Repayments	(336,036)
Balance, December 31, 2024	$74,657
Additions	-
Repayments	(74,657)
Balance, December 31, 2025	$-

(b) Short Term Loans

During the year ended December 31, 2023, the Company received a secured business line of credit from American Express, subject to a general security agreement on the Company’s assets, with various draws. The interest rate on the amount withdrawn varied from 7.49% to 25.71% over a six-month term. The monthly payments fluctuated based on the amount withdrawn from the line of credit with amounts ranging from $1,782 to $10,624 per month. During the year ended December 31, 2024, the Company borrowed $11,900 (2023 - $166,210) from this line of credit. The loan matured on June 25, 2024, and was fully repaid.

During the year ended December 31, 2023, the Company secured an unsecured business line of credit of $83,036 from BlueVine Capital. The credit facility had a twenty-six-week term, an interest rate of 1.10%, and required weekly payments of $3,906. The loan matured on June 5, 2024, and was fully repaid.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

9.	Loans Payable (continued)

(b) Short Term Loans (continued)

During the year ended December 31, 2023, the Company received a secured business line of credit with Headway Capital, subject to a general security agreement of the Company’s assets, with one draw for a period of seventeen-months with a monthly interest rate of 4.17%. During the year ended December 31, 2024, the Company borrowed $21,275 (2023 - $83,350) from this line of credit. The loan matured on January 31, 2025. During the year ended December 31, 2024, the Company fully repaid this loan.

During the year ended December 31, 2024, the Company obtained a secured business loan of $420,000 from Blade Funding with a 32-week term. The loan carries an annual interest rate of 11.50%, requires weekly payments of $13,125. The loan matured on January 19, 2025. As at December 31, 2025, the balance outstanding was $nil (December 31, 2024 - $26,250). During the year ended December 31, 2025, the Company fully repaid this loan.

On July 2, 2024, the Company received a short-term loan of $250,000 from 1087207 BC Ltd. The loan had a minimum upfront interest payment of $20,000, in which the Company received $230,000, net, and was fully repaid during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company received $350,394 in non-interest-bearing short-term loans. During the year ended December 31, 2024, the Company fully repaid these loans.

Amounts
Balance, December 31, 2023	$201,368
Additions	1,053,569
Repayments	(1,260,419)
Accrued interest	31,732
Balance, December 31, 2024	$26,250
Repayments	(26,250)
Balance, December 31, 2025	$-

(c)	CEBA Loan

The Company obtained a CAD$40,000 Canada Emergency Business Account loan ("CEBA") on May 5, 2020, with a 0% interest rate applicable until January 18, 2024 (the "Term Period"). The loan was used to cover payroll, rent, and utilities in compliance with the loan agreement guidelines. Under the terms of the loan, if 75% of the principal amount was repaid by the end of the Term Period, the remaining 25% would be forgiven.

The Company did not repay the required amount by the end of the Term Period, resulting in the loan being converted to a term facility. As of June 30, 2024, the outstanding balance of $29,269 and began accruing interest at an annual rate of 5%.

During the year ended December 31, 2024, the CEBA loan was fully repaid.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

10.	Parabilis Term Loan

On August 22, 2024, the Company secured a $1,800,000 business term loan from PFF, LLC (“Parabilis”). The loan has a term of 104 weeks with an annual interest rate of 17.99% and is scheduled to mature on August 15, 2026. The agreement was amended on March 15, 2025, July 15, 2025, and August 14, 2025, with additional advancements totaling $650,000 and amending the payment schedule. Repayments of principal commenced in October 2025 with interest only payments through September 2025. The remaining contractual repayments approximate the carrying value of the term loan and are payable in eight months. See Note 10(a) regarding collateral.

Amounts
Balance, December 31, 2023	$-
Additions	1,800,000
Interest and fees	121,687
Balance, December 31, 2024	$1,921,687
Additions	650,000
Interests and fees	384,047
Repayments	(333,017)
Balance, December 31, 2025	$2,622,717
Current	$2,622,717
Non-current	-

11.	Factoring and Credit Line Liabilities

(a)	Parabilis Credit Line

On August 22, 2024, the Company entered into a secured revolving credit line agreement with Parabilis for up to $2,500,000. The borrowing base for the credit line is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes the Company’s borrowing capacity under the credit line.

When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the credit line. The revolving credit facility had a maturity date of August 31, 2025, which was then amended on September 1, 2025, to mature on May 31, 2026, and will automatically renew for one-year periods unless the lender has notified the borrower at least 90 days in advance of the current maturity date will not renew. The facility carries an interest rate of 14.99% per annum. The Company shall pay a monthly commitment fee equal to 0.083% multiplied by the line of credit balance at the end of each month.

The Parabilis term loan and credit line are secured by all tangible and intangible personal property of the Company, wherever located, whether currently owned or acquired in the future.

Amounts
Balance, December 31, 2023	$-
Additions	1,551,166
Interests and fees	74,449
Repayments	(641,944)
Balance, December 31, 2024	$983,671
Additions	683,018
Interests and fees	169,279
Repayments	(1,056,137)
Balance, December 31, 2025	$779,831

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

11.	Factoring and Credit Line Liabilities (continued)

(a)	Bengal Capital Factoring

On June 22, 2023, the Company engaged in a factoring arrangement with Bengal Capital, Inc. (the “Factor"). Per the agreement, the Company submits invoices or purchase orders to the Factor after credit approval, receiving 80% of the gross amount. The Factor assumes ownership of these accounts with full recourse. Furthermore, the Company is subject to a 4% monthly factoring fee based on the face value of the accounts. No collateral is used per the agreement; however, the Company is obligated to pay the balance regardless of receiving payment for advanced orders.

The factoring liability as at December 31, 2025, and December 31, 2024, is as follows:

Amounts
Balance, December 31, 2023	$1,107,347
Additions	-
Accrued factoring Fee	289,684
Repayments	(1,397,031)
Balance, December 31, 2024 & December 31, 2025	$-

For accounting purposes, the factored trade receivable remains recorded in trade receivables, while the financing costs are amortized over the financing period.

12.	Leases

The Company’s lease liabilities as at December 31, 2025, and December 31, 2024, are as follows:

Right of use liability
Balance, December 31, 2023	$886,585
Finance costs	69,652
Lease payments	(247,412)
Balance, December 31, 2024	$708,825
Finance costs	44,882
Lease cancelation	(18,514)
Lease payments	(198,958)
Balance, December 31, 2025	$536,235
Less current portion	235,834
Non-current lease liability	$300,401

During the year ended December 31, 2025, the Company was notified one of the leases being nulled due to the owners selling the building. The lease was canceled but the Company’s right to the building was retained until September 30, 2025.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

12.	Leases (continued)

Minimum lease payments are as follows:

	December 31,	December 31,
	2025	2024
Maturity analysis - contractual undiscounted cash flows
One year or less	$238,567	$257,461
Two to five years	358,949	558,358
Six and thereafter	-	-
Total lease liabilities	$597,516	$815,819
Lease liabilities included in the statement of financial position	$536,235	$708,825
Current	$235,834	$203,443
Non-current	$300,401	$505,382

During the year ended December 31, 2025, the Company recorded a lease expense of $6,000 (December 31, 2024 –$nil) related to short-term leases not meeting the criteria for capitalization under IFRS 16.

Amounts
Balance, December 31, 2023	$7,048
Accretion	78
Payments received	(6,928)
Foreign exchange movement	(198)
Balance, December 31, 2024 & December 31, 2025	$-

13.	Share Capital

(a) Common share transactions for the year ended December 31, 2025

i)	On January 6, 2025, the Company received $2,071,851 (CAD$2,977,851) from the exercise of 120,317 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 277,778 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 157,461 unexercised warrants expired.

ii)	On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,183). The Company issued 67,356 units (each a “Unit”) of the Company at a price of CAD$74.25 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$92.25 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $263,584. In connection with the non-brokered private placement, the Company issued 4,715 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$74.25. The broker warrants were allocated a fair value of $84,183 (CAD$121,004). Additionally, the Company paid commissions and legal expenses of $420,424 (CAD$600,650).

iii)	On April 1, 2025, a total of 78 shares were issued pursuant to the exercise of 78 warrants, resulting in proceeds of $3,704 (CAD$5,285). Residual value in the amount of $nil was reversed.

iv)	On April 13, 2025, a total of 478 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $5,498 and the reserve value was reclassified to share capital.

v)	On May 9, 2025, a total of 309 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $3,816 and the reverse value was reclassified to share capital .

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

13.	Share Capital (continued)

(a) Common share transactions for the year ended December 31, 2025 (continued)

i)	On June 6, 2025, a total of 206 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $1,892 and the reverse value was reclassified to share capital.

ii)	On July 29, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,199,767 (CAD$4,399,996). The Company issued 444,444 units (each a “Unit”) of the Company at a price of CAD$9.90 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$15.75 for a period of 12 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $nil. Additionally, the Company issued 16,000 broker warrants with a fair value of $38,472 (CAD$52,902). The Company paid commissions and legal expenses of $137,898 (CAD$189,781).

iii)	On October 31, 2025, the Company received gross proceeds of $1,353,116 (CAD$1,895,093) from the exercise of 120,323 warrants.

iv)	On December 31, 2025, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,274,365 (CAD$1,747,172), through the issuance of 176,482 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 2, 2026, to December 31, 2027. The Company issued an aggregate of 7,915 broker warrants with a fair value of $20,866 (CAD$28,608). The warrants were allocated a residual value of $115,851 (CAD$158,833). The Company paid commissions and legal expenses of $57,331 (CAD$78,356).

v)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the RSUs with a fair value of $383,471.

(b) Common share transactions for the year ended December 31, 2024

i)	On January 12, 2024, the Company closed the initial tranche of a Listed Issuer Financing Exemption (LIFE) private placement of units, raising gross proceeds of $662,554 (CAD$886,000). As of December 31, 2023, the Company had received $224,915 of these proceeds. This tranche involved the issuance of 13,113 units at a price of CAD$67.50 per unit. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$90.00 per share within 36 months. The warrants were allocated a residual value of $154,596. Additionally, the Company issued 337 broker warrants to agents under identical terms and conditions with a fair value of $4,508. Agent commissions totaling $17,110 were paid.

ii)	Subsequently, on February 5, 2024, the Company closed the final tranche of the same non-brokered private placement, raising an additional $112,285 (CAD$150,000). This tranche involved the issuance of 2,222 units under the same terms and conditions as the initial tranche. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$90.00 per share within 36 months. The warrants were allocated a residual value of $37,428.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

13.	Share Capital (continued)

(b) Common share transactions for the year ended December 31, 2024 (continued)

iii)	On February 26, 2024, the Company closed an investment by Viken Detection Corp. (“Viken”) pursuant to which Viken purchased 20,202 units of the Company at an issue price of CAD$67.50 per unit for total gross proceeds of $1,000,000 (CAD$1,363,636). Each unit comprised one common share and one purchase warrant. Each warrant entitles Viken to purchase one additional common share of the Company at an exercise price of CAD$90.00 for a period of 36 months. The warrants were allocated a residual value of $166,667. Additionally, the Company also incurred cash costs in connection to filing and legal expenses in the amount of $27,116 were also paid. These warrants contain blocker language restricting the exercise of the warrants in the event such exercise results in Viken holding more than 9.9% of the outstanding voting securities of the Company.

iv)	On March 17, 2024, a total of 4,436 finder warrants expired with an exercise price of CAD$148.50. These broker warrants had a fair value of $312,815 and the reserve value was reclassified to share capital.

v)	During the year ended December 31, 2024, a total of 2,263 common shares were issued pursuant to the exercise of RSUs with a fair value of $286,019.

vi)	During the year ended December 31, 2024, a total of 1,333 shares were issued pursuant to the exercise of 1,333 warrants, resulting in proceeds of $87,367 (CAD$120,000). Residual value in the amount of $15,275 was reversed.

vii)	On August 13, 2024, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $508,864 (CAD$697,550). The Company issued 10,334 special warrants of the Company at a price of CAD$67.50 per Unit. Each special warrant will automatically convert into one Unit. Each Unit shall consist of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$90.00 within a period of 36 months. These special warrants were converted into one Unit on August 13, 2024. The warrants were allocated a residual value of $203,560. The Company paid the agents 423 broker warrants with a fair value of $5,757. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of CAD$90.00. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $30,995.

viii)	On December 18, 2024, the Company closed a non-brokered private placement for gross proceeds of $5,585,812 (CAD$8,000,000). The Company issued 555,556 units (each a “Unit”) of the Company at a price of CAD$14.40 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$24.75 for a period of 24 months and are subject to an accelerated expiry at the Company’s election under certain conditions. The Company paid the agents $274,123 in finders fees and issued 27,801 finder warrants with a fair value of $382,873. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$24.75. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $41,687.

ix)	The Company settled a total of $363,336 (CAD$520,947) of indebtedness with a certain creditor by issuing 34,722 units valued at $927,332 and follows the same terms as the units issued on December 18, 2024, non-brokered private placement. The Company recognized a loss on extinguishment of debt totalling $563,996.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

14.	Equity Reserves

(a) Share-based compensation

The Company maintains an Omnibus Equity Incentive Plan (the “Incentive Plan”) which is comprised of stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The maximum number of common shares reserved for issuance, in the aggregate, under the Incentive Plan is 10% of the aggregate number of common shares issued and outstanding to be granted to directors, officers, employees, and consultants under certain restrictions.

Unless the Board decides, or the grant agreement specifies otherwise, the stock options will vest in two years with quarterly intervals following the date of such grant. The Board shall fix the exercise price of any stock option when such stock option is granted, which shall not be less than the closing price of the common shares on the Exchange on the day prior to the date of grant (the “Market Value”). A stock option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of grant of the award or such shorter period as the Board may determine.

With respect to RSUs, the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant.

With respect to PSUs, the specific provisions of the PSU plan, eligibility, vesting period, terms of the PSUs and the number of PSUs granted are to be determined by the Board of Directors at the time of the grant.

The continuity of the number of stock options issued and outstanding are as follows:

	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2023	14,866	CAD$ 252.90
Cancelled	(1,650)	195.75
Expired	(1,832)	558.90
Granted	60,333	36.00
Outstanding, December 31, 2024	71,717	CAD$ 58.05
Cancelled	(15,329)	59.96
Granted	54,444	13.69
Outstanding, December 31, 2025	110,832	CAD$ 35.85

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

14.	Equity Reserves (continued)

(a) Share-based compensation (continued)

As at December 31, 2025, the number of stock options outstanding and exercisable were:

	Outstanding		Exercisable
Expiry date	Number of stock options	Exercise price	Remaining contractual life (years)	Number of stock options
7-Apr-26	1,844	CAD$ 225.00	0.27	1,844
28-Jul-26	278	CAD$ 247.50	0.57	278
28-Jul-26	111	CAD$ 292.50	0.57	111
1-Nov-26	944	CAD$ 207.00	0.84	944
14-Jan-27	222	CAD$ 162.00	1.04	222
15-Apr-27	1,111	CAD $26.55	1.29	1,111
26-Apr-27	2,633	CAD$ 184.50	1.32	2,633
2-Jul-27	5,556	CAD$ 10.80	1.50	1,389
21-Nov-27	133	CAD$ 99.00	1.89	133
26-Apr-28	111	CAD $81.00	2.32	111
16-Oct-28	1,778	CAD $85.50	2.79	1,778
30-Dec-29	51,667	CAD $36.00	4.00	29,722
2-Apr-30	3,333	CAD $37.80	4.25	833
9-Sep-30	41,111	CAD $12.15	4.69	10,278
December 31, 2025	110,832			51,387

During the year ended December 31, 2025, the Company recognized stock-based compensation related to stock options totaling $1,300,572 (December 31, 2024 – $70,004). Of this amount, $18,150 was recorded as stock-based compensation in the HEXWAVE cost of revenue (December 31, 2024 – $5,136), and $40,919 was recorded as stock-based compensation in cost of contract revenue (December 31, 2024 - $26,339).

The fair value of the stock options granted were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31, 2025	December 31, 2024
Risk-free interest rate	2.52%	3.04%
Expected dividend yield	Nil	Nil
Stock price volatility	155.49%	145.18%
Expected life (in years)	5 years	5 years
Stock price	CAD$13.50	CAD$38.25

(b) Restricted share units (“RSU”)

Restricted share units granted for year ended December 31, 2025:

i)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the exercise of RSUs.

ii)	On August 7, 2025, the Company granted 1,111 RSUs to consultants; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on January 1, 2029, and vest at 100% on January 1, 2026.

iii)	On December 12, 2025, the Company granted 7,149 RSUs to a contractor; these RSUs shall be settled with common shares of the Company, have an exercise period that expires December 12, 2029, and vests 100% on December 12, 2026.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

14.	Equity Reserves (continued)

(b) Restricted share units (“RSU”) (continued)

The estimated fair value of the equity settled RSUs granted as of December 31, 2025, was $60,998 (December 31, 2024 – $144,355) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.

Restricted share units granted for the year ended December 31, 2024:

i)	On February 28, 2024, the Company granted 3,278 RSUs to employees of the Company; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on February 28, 2029, and vest at 100% on February 28, 2025.

ii)	A total 2,939 RSUs were cancelled.

iii)	On August 19, 2024, the Company granted 667 RSUs to a consultant; these RSUs shall be settled with common share of the Company, have an exercise price that expires on August 19, 2029, and vests as follows: 25% on November 19, 2024, 25% on February 19, 2025. 25% on May 19, 2025, 25% on August 19, 2025.

The following table summarizes the movements in outstanding RSUs:

	Number of equity settled RSUs	Grant Price
Outstanding, December 31, 2023	13,176	CAD$ 139.05
Granted	3,944	54.90
Cancelled	(2,939)	126.90
Exercised	(2,263)	170.55
Outstanding, December 31, 2024	11,918	CAD$ 180.45
Granted	8,260	10.91
Exercised	(4,758)	115.88
Outstanding, December 31, 2025	15,420	CAD$ 55.51

Expiry date	Number of restricted share units	Grant Price	Remaining contractual life (years)	Number of restricted share units
7-Apr-26	556	CAD$ 261.00	0.27	556
10-Jun-26	464	CAD$ 247.50	0.44	464
15-Jan-27	333	CAD$ 166.50	1.04	333
26-Apr-27	222	CAD$ 198.00	1.32	222
16-Oct-28	2,974	CAD$ 76.50	2.79	2,974
28-Feb-29	2,611	CAD$ 58.50	3.16	2,611
1-Jan-29	1,111	CAD$ 12.15	3.01	-
12-Dec-29	7,149	CAD$ 10.58	3.95	-
December 31, 2025	15,420			7,160

A total of 7,160 RSU’s were vested as at December 31, 2025.

During the year ended December 31, 2025, the Company recognized stock-based compensation related to RSUs in the amount of $34,723 (December 31, 2024 – $277,579).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

14.	Equity Reserves (continued)

(c) Share purchase warrants

The continuity of the number of share purchase warrants outstanding is as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2023	117,821	CAD$ 178.20
Issued	369,570	32.85
Expired	(39,949)	216.51
Exercised	(1,333)	90.00
Outstanding, December 31, 2024	446,109	CAD$ 54.90
Issued	683,234	19.32
Expired	(169,855)	32.79
Exercised	(240,718)	20.27
Outstanding December 31, 2025	718,770	CAD$ 36.45

The fair value of the compensation warrants was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,	December 31,
	2025	2024
Risk-free interest rate	2.88%	3.52%
Expected dividend yield	Nil	Nil
Stock price volatility	94.42%	69.78%
Expected life (in years)	1.4 years	3 years
Share price on grant date	CAD$41.04	CAD$37.35
Fair value share purchase warrants	CAD$7.38	CAD$19.35

The outstanding number of share purchase warrants is as follows:

	Outstanding
Expiry date	Number of warrants	Exercise price	Remaining contractual life (years)
28-Jul-26	324,121	CAD$15.75	0.57
28-Jul-26	16,000	CAD$15.75	0.57
5-Oct-26	39,617	CAD$135.00	0.76
5-Oct-26	1,349	CAD$90.00	0.76
18-Dec-26	45,162	CAD$24.75	0.96
12-Jan-27	12,038	CAD$67.95	1.03
5-Feb-27	2,222	CAD$90.00	1.10
28-Feb-27	20,202	CAD$67.50	1.16
27-Jun-27	423	CAD$90.00	1.49
13-Aug-27	10,334	CAD$67.95	1.49
20-Mar-27	33,678	CAD$92.25	1.22
20-Mar-27	4,715	CAD$74.25	1.22
27-Oct-27	3,215	CAD$123.75	1.82
27-Oct-27	21,297	CAD$225.00	1.82
31-Dec-27	176,482	CAD$13.50	2.00
31-Dec-27	7,915	CAD$13.50	2.00
December 31, 2025	718,770

During the year ended December 31, 2025, a total of 24,336 share purchase warrants with an original exercise price of CAD$90.00 were repriced to CAD$67.95. All other terms and conditions remained unchanged.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

14.	Equity Reserves (continued)

(d) Performance Shares

On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these milestones were achieved the shares would be released. These performance shares included 4,444 of OPS and 19,496 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.

All CMPS have been issued in previous years upon the completion of all required milestones.

Operational Performance Shares

As at December 31, 2025, none of the 4,444 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which had an estimated vesting period between December 2024 and December 2025. The estimated vesting period has been adjusted to December 2026. During the year ended December 31, 2025, the Company recorded stock-based compensation in connection to OPS in the amounts of $54,534 (December 31, 2024 – $37,120). For the years ended December 31, 2025, and 2024, none of the operational performance shares have been released from escrow.

15.	Loss Per Share

Basic loss per share amount is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	Year Ended December 31,
	2025	2024
Loss attributable to common shareholders	$(14,132,177)	$(8,845,163)
Weighted average number of shares	1,346,852	381,350
Basic and diluted loss per share	$(10.49)	$(23.19)

The Company incurred net losses for the years ended December 31, 2025, and 2024, therefore all outstanding stock options share purchase warrants, restricted share units, and performance share units, if any, have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

16.	Revenue

Revenue recognized for the year ended December 31, 2025, and 2024, relates to contract revenue from the Transportation Security Administration (“TSA”) (Note 17), as well as sales of HEXWAVE units.

Deferred revenue as of December 31, 2025, was $95,541 (December 31, 2024 - $180,000).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

16.	Revenue (continued)

Deferred Revenue	Amounts
Outstanding, December 31, 2023 & 2024	180,000
Additions	189,795
Refunds	(180,000)
Recongnized revenue	(94,254)
Outstanding, December 31, 2025	95,541

Revenue	Year Ended December 31,
	2025	2024
TSA Contract Award HD-AIT	457,905	200,000
TSA OA Development	246,944	795,000
HD-AIT Phase II	–	133,056
HD-AIT Phase III	150,000	296,944
HEXWAVE units, installation and training	583,010	1,012,046
HEXWAVE subscriptions and maintenance	60,469	1,500
Total Revenue	$1,498,328	$2,438,546

17.	Contract Awards

During the year ended December 31, 2025, the Company recognized total contract revenue of $854,849, recorded in revenue (December 31, 2024 – $1,425,000). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:

Contract Award Revenue Expected in Future Years	Year ended December 31,
	2026	2027
HD-AIT Phase II B	357,759	-
Total estimated contract revenues	$357,759	$-

(a) TSA HD-AIT Upgrade

On September 30, 2022, the Company received a contract award of $1,747,905 from the Transportation Security Administration (“TSA”) for the HD-AIT Wide Band Upgrade Kit. On September 28, 2023, the contract was modified to include an additional milestone, increasing the total contract value to $1,922,905. The contract award supports the development of millimeter-wave imaging system prototypes to enhance and upgrade the current imaging technology used in passenger security screening applications.

During the year ended December 31, 2025, the Company received $457,905 and recorded a receivable of $nil (December 31, 2024 – $200,000 and $nil, respectively). The remaining contract balance as of December 31, 2025, was $nil (December 31, 2024 – $457,905).

The Company is required to submit quarterly invoices as follows:

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

17.	Contract Awards (continued)

(a) TSA HD-AIT Upgrade (continued)

TSA HD-AIT Upgrade	Amounts
Year 2023	$1,265,000
Year 2024	200,000
Year 2025
Milestone 5B (Q1 2025) (paid)	100,000
Milestone 6 (Q2 2025) (paid)	357,905
Total Contract Value	$1,922,905

(b) TSA Open Architecture

On September 29, 2023, the Company received a contract award for $1,116,944 from TSA for the Open Architecture Development. The contract award is to develop a system-level approach that addresses TSA’s request for implementation of a Checkpoint Open Architecture for On-Person Screening (OPS) systems that enable modularity and enhances security effectiveness. The project will be performed over a period of twenty-one months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the year ended December 31, 2025, the Company received $246,944 and had a receivable of $nil (December 31, 2024 – $795,000 and $nil, respectively). The balance remaining on the contract as of December 31, 2025, was $nil (December 31, 2024 – $246,944).

TSA Open Architecture	Amounts
Year 2023	$75,000
Year 2024	795,000
Year 2025
Milestone 6 (Q1 2025) (paid)	175,000
Milestone 7 (Q2 2025) (paid)	71,944
Total Contract Value	$1,116,944

(c) TSA HD-AIT Phase II

On September 29, 2023, the Company received a contract award of $133,056 from the Transportation Security Administration (“TSA”) for HD-AIT Phase II. This award is a follow-on option under the existing HD-AIT development program, aimed at advancing Phase II to finalize a hardware design that supports future compliance efforts. The project was scheduled to be completed over three months, with invoices issued upon reaching agreed-upon milestones. During the year ended December 31, 2025, the Company had received the full contract amount of $133,056 and recorded a receivable of $nil (December 31, 2024 – $133,056, respectively). The remaining contract balance as of December 31, 2025, was $nil (December 31, 2024 – $nil), as the agreement was completed on February 20, 2024.

(d) TSA HD-AIT Phase II A

On September 5, 2024, the Company received a contract award for $446,944 from TSA for the HD-AIT Phase II A option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. The project will be performed over a period of twelve months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the year ended December 31, 2025, the Company received $150,000 and had a receivable of $nil (December 31, 2024 - $nil, and $296,944 respectively). The balance remaining on the contract as of December 31, 2025, was $nil (December 31, 2024 - $150,000).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

17.	Contract Awards (continued)

(d) TSA HD-AIT Phase II A (continued)

TSA HD-AIT Phase II A	Amounts
Year 2024	$296,944
Year 2025
Milestone 2 (Q3 2025) (paid)	150,000
Total Contract Value	$446,944

(e) TSA HD-AIT Phase II B

On September 29, 2025, the Company received a contract award for $357,759 from TSA for the HD-AIT Phase II B option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. Invoices will be issued once the milestones are reached based on the agreed upon timeline. As at December 31, 2025, the Company received $nil and had a receivable of $nil (December 31, 2024 - $nil, and $nil respectively). The balance remaining on the contract as of December 31, 2025, was $357,759 (December 31, 2024 - $nil).

TSA HD-AIT Phase II B	Amounts
Year 2026
Milestone 3 (Q1 2026)	$100,000
Milestone 4 (Q1 2026)	$175,000
Milestone 5 (Q2 2026)	82,759
Total Contract Value	$357,759

As of December 31, 2025, the Company recorded contract costs of $152,421, representing costs incurred for contract milestones not yet achieved less related impairment charges (December 31, 2024 - $268,952). As of December 31, 2025, the Company recorded an impairment of the contract costs of $192,951 (December 31, 2024 - $115,730).

18.	Supplemental Disclosure with Respect to Cash Flows

During the year ended December 31, 2025, and 2024, the Company paid $nil in income taxes in both periods, and paid interest of $273,685 and $483,898, respectively.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

18.	Supplemental Disclosure with Respect to Cash Flows (continued)

	Year Ended December 31,
	2025	2024
Changes in non-cash working capital
Amounts receivable and prepaids	$349,869	$(1,406,491)
Inventory	(828,914)	105,692
Contract cost	(76,420)	(384,682)
Accounts payable and accrued liabilities	757,747	456,551
Deferred financing fee	(766,251)	-
Deferred revenue	(84,459)	-

Net changes in non-working capital	$(648,428)	$(1,228,930)

Supplemental cash flow information
Fair value of compensation brokers warrants	$143,521	$393,138
Fair value of warrants exercised	-	15,275
Residual value allocated to warrants	379,435	562,251
Fair value of warrants allocated to share capital on expiry	11,206	312,815
Transfer of reserves on settlement of RSUs	383,471	286,019
Loans settled with private placement proceeds	-	264,552
Inventory trasnfer to PP&E	85,803	47,503

19.	Related Party Transactions

Compensation of key management personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:

	Year ended December 31,
	2025	2024
G&A Salaries	$1,553,391	$620,846
G&A Stock-based compensation	738,601	115,805
G&A Consulting fees (1)	-	96,358
	$2,291,992	$833,009

(1)    Consulting fees were paid or payable to a member of key management personnel of the Company for the year December 31, 2024.

As of December 31, 2025, the Company had a balance payable of $434,831 to key management personnel (December 31, 2024, – $421,319). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.

During the year ended December 31, 2025, the Company received working capital loans in the amount of $nil (December 31, 2024 – $82,000) from members of key management personnel or their related parties and repaid $74,657 (December 31, 2024 - $336,036). As at December 31, 2025, the outstanding balance is $nil (Note 8(a)) (December 31, 2024 – $74,657).

During the year ended December 31, 2025, the Company paid Nicole Ridgedale Communications, a related party, $nil (December 31, 2024 - $23,340) for consulting services and stock-based compensation. These amounts were recorded under salaries and consulting fees within the general and administrative expenses.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

20.	Financial Instruments

As at December 31, 2025, the Company’s financial instruments comprise cash, trades receivables, accounts payable and accrued liabilities, term loan, lease liabilities and line of credit. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity or market interest rates.

Fair value of financial instruments:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

· Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

· Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

· Level 3 – Inputs that are not based on observable market data.

The Company’s activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at December 31, 2025, the Company’s trade receivables totalling $470,263 are from four customers (December 31, 2024 - $130,000). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company's ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company's ability to obtain financing (Note 1). As at December 31, 2025, the Company had cash of $319,294 (December 31, 2024 – $1,153,229) to settle current liabilities of $8,616,300 (December 31, 2024 – $6,607,387).

As of December 31, 2025, the Company had granted security interests over substantially all of the assets of Liberty Defense Technologies, Inc., its wholly owned subsidiary, in connection with multiple agreements, including the Company’s credit facilities with Parabilis and its distributor arrangement with Viken Detection (a commercial agreement). These arrangements include multiple security interests over the same underlying assets, each of which claim to be a first-ranking security interest.

As of December 31, 2025, no intercreditor agreement or similar arrangement had been executed to establish the priority or ranking of these competing security interests. Accordingly, the relative rights of the secured parties with respect to the collateral have not been formally determined and may be subject to legal interpretation. As of that date, neither Parabilis nor Viken Detection had asserted a default nor exercised any remedies under their respective agreements in connection with this matter.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

20.	Financial Instruments (continued)

(b) Liquidity risk (continued)

If the matter is not resolved, Parabilis and/or Viken Detection may assert their respective rights and remedies under the applicable agreements, including declaring outstanding amounts immediately due and payable and enforcing their rights against the collateral. The existence of competing security interests over the same assets may affect the priority of claims and the outcome of any enforcement proceedings.

The Company’s exposure to liquidity risk related to the competing security interests is limited to the carrying amounts to the Parabilis and Viken Detection agreements. As at December 31, 2025, the amount due to Viken is $608,379 (December 31, 2024 - $1,160,000), included in Accounts Payable and Accrued Liabilities, in the Statement of Financial Position. As at December 31, 2025, the amount due to Parabilis is $3,402,548 (December 31, 2024 - $2,905,358), included in Parabilis Term Loan and Factoring and Credit Line Liability, in the Statement of Financial Position. See Notes 10 and 11(a) for activity related to the Parabilis loans during the year ended December 31, 2025.

(c) Market risk

This risk refers to the potential fluctuations in the fair value or future cash flows of a financial instrument due to changes in market prices. The Company is exposed to the following significant market risks:

Interest rate risk

Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans and line of credit (Note 9 and 10). The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the term loan and credit line liability.

Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations. The Company’s exposure to foreign currency risk is minimal.

Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21.	Capital Risk Management

The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

21.	Capital Risk Management (continued)

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.

The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain term loans and credit lines as outlined in Notes 10 and 11(a) and liquidity risk with Viken Detection (Note 5) respectively, the Company is not subject to externally imposed capital requirements.

There has been no change to the Company’s approach to capital management during the year ended December 31, 2025.

22.	Income Tax

The reconciliation of income tax provision computed at Canadian federal provincial statutory tax rates to the reported income tax provision is:

	Year ended December 31,
	2025	2024
Loss for the year	$(14,132,177)	$(8,845,163)
Statutory tax rate	26.5%	26.5%

Expected income tax (recovery)	$(3,745,000)	$(2,344,000)
Change in statutory, foreign tax, foreign exchange rates and other	(221,000)	(120,000)
Permanent differences	367,000	318,000
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	1,461,000	(591,000)
Change in unrecognized deductible temporary differences	2,138,000	2,737,000
Total income tax expense (recovery)	$-	$-

The significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets (liabilities)
Property and equipment & Intangible assests	-	(54,000)
Right-of-Use Assets/Lease liabilty	(99,000)	-
Non-capital losses	99,000	54,000
Unrecognized deferred tax assets	$-	$-

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

22.	Income Tax (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidation statement of financial positions are as follows:

		Expiry Date		Expiry Date
	2025	Range	2024	Range
Temporary Differences
Capital assets	4,000	No expiry date	4,000	No expiry date
Share issue costs	1,518,000	2045 to 2049	1,511,000	2044 to 2048
Lease liabilities	178,000	No expiry date	135,000	No expiry date
R&D	2,986,000	No expiry date	4,481,000	No expiry date
Undeducted accruals	589,000	No expiry date		No expiry date
Non-capital losses	62,522,000		46,225,000
Canada	22,498,000	2030 to 2045	16,205,000	2030 to 2044
USA	37,466,000	No expiry date	30,021,000	No expiry date

23.	Segmented Information

The Company operates through three distinct segments: Corporate, HEXWAVE and Contract. The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. The Company considers its CODM to be its CEO, who evaluate the operations of each reportable segment.

The CODM reviews the net income (loss) of each of these segments in allocating resources and evaluating operating performance. The corporate reporting segment covers the Company’s non-allocated, general overhead expenses, such as legal, compliance, accounting, head-office staff, and other such items. This reporting segment is reviewed for cost control and budgetary considerations.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

23.	Segmented Information (continued)

The following tables summarize the Company’s segments for the years ended December 31, 2025, and 2024:

	For the year eneded December 31, 2025
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	643,479	854,849	1,498,328
Cost of revenue	-	2,646,047	1,778,919	4,424,966
Expenses
Salaries and consulting	1,041,604	1,145,023	1,581,222	3,767,849
General and administrative	3,117,789	505,223	697,690	4,320,702
Product development & tech	-	134,653	185,949	320,602
Stock-based compensation	1,330,761	-	-	1,330,761
Depreciation	-	52,939	73,106	126,045
Legal and professional fees	515,218	66,394	91,686	673,298
Total expenses	6,005,372	1,904,232	2,629,653	10,539,257

Other	13,238	274,278	378,766	666,282

Net loss for the year	(6,018,610)	(4,181,078)	(3,932,489)	(14,132,177)

	For the year ended December 31, 2024
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	1,013,546	1,425,000	2,438,546
Cost of revenue	-	2,033,498	2,081,971	4,115,469
Expenses
Salaries and consulting	882,852	1,073,358	1,509,094	3,465,304
General and administrative	369,760	296,183	416,421	1,082,364
Product development & tech	-	61,795	86,880	148,675
Stock-based compensation	353,228	-	-	353,228
Depreciation	-	103,484	145,495	248,979
Legal and professional fees	318,566	58,116	81,708	458,390
Total expenses	1,924,406	1,592,936	2,239,598	5,756,940

Other	940,782	195,564	274,954	1,411,300

Net loss for the year	(2,865,188)	(2,808,452)	(3,171,523)	(8,845,163)

Geographic Breakdown

As at December 31, 2025, and December 31, 2024, all non-current assets are in the United States.

All revenue from contract segment was earned from one customer in the United States (2024 – one customer).

For the year ended December 31, 2025, revenues from the HEXWAVE segment attributable to the Company’s country of domicile, Canada, were approximately $52,467, (December 31, 2024, $142,032). Revenues attributable to customers in the United States totaled approximately $546,606 (2024 - $701,236). Revenues from all other foreign countries in aggregate totaled $44,406 (2024 - $170,278). The determination of revenues by geographic area is based on the location of the customer.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the years ended December 31, 2025, and 2024

23.	Segmented Information (continued)

For the year ended December 31, 2025, the Company reported HEXWAVE revenues from major customers over 10% of its total HEXWAVE revenues as follows: $282,947 (2024 - $130,000), $170,305 (2024 - $nil), $72,572 (2024 - $nil), $nil (2024 - $470,736), $nil (2024 - $142,032) and $nil (2024 - $119,900).

24.	Reverse Stock Split

On March 3, 2026, the Company’s Board of Directors approved a one-for-forty-five reverse stock split of its common stock. The reverse stock split became effective as of March 13, 2026. In accordance with TSX Venture Exchange, the Consolidation was approved by shareholders of the Company at a special meeting of shareholders held on February 6, 2026. Upon the effectiveness of the reverse stock split, (i) every forty-five shares of outstanding common stock were reclassified and combined into one share of common stock and (ii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable was proportionately decreased and the exercise price of each outstanding option and warrant to purchase common stock was proportionately increased. No fractional shares were issued as a result of the reverse stock split. The total number of authorized shares of common stock and the par value per share of common stock did not change as a result of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split and exercise price of each outstanding option and warrant as if the transaction had occurred as of the beginning of the earliest period presented.

25.	Subsequent Events

•	On January 15, 2026, the Company closed the second and final tranche of the December 2025 non-brokered private placement for additional gross proceeds of CAD$867,506, through the issuance of 87,627 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 17, 2026, to January 15, 2028.

In connection with the private placement, the Company issued an aggregate of 5,045 broker warrants to agents under terms and conditions substantially identical to those of the unit warrant.

•	On April 7, 2026, a total of 555 RSUs expired.

•	On April 7, 2026, a total of 1,844 stock options expired.

•	On April 21, 2026, the Company priced an initial public offering in the United States of 3,673,638 common shares at a price of $4.50 per share and certain investors, in lieu of common shares, pre-funded warrants to purchase 770,807 common shares at a purchase price of $4.4999 pre-funded warrant. The common shares began trading on Nasdaq Capital Market on April 22, 2026, under the symbol “DETX”. The total offering closed on April 23, 2026, with gross proceeds of $19,999,925.